Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Third Meeting of the Fourth Session of the Board of Directors of China Life Insurance Company Limited

The third meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on October 26, 2012 at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated October 9, 2012. All of the Company’s eleven directors attended the Meeting in person. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by the Chairman Mr. Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1. Approved the 2012 Third Quarter Report

Voting result: 11 for, 0 against, with no abstention

2. Passed the Proposal Regarding the Nomination of the Candidate for the Director of China Life Asset Management Company Limited

Voting result: 11 for, 0 against, with no abstention

3. Passed the Proposal on the Negotiated Deposit in China Guangfa Bank

The affiliated director, Mr. Wan Feng, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on this connected party transaction. Upon signing the agreement, the Company will disclose this connected transaction according to the relevant requirements of the listing rules.

Voting result: 10 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

October 26, 2012